Exhibit 99.1

ROGERS COMPLETES ACQUISITION OF MAPLE LEAF SPORTS & ENTERTAINMENT

Will invest to build championship-calibre teams

Will invest to deliver world-class experiences to fans and customers

Becomes global communications, sports and entertainment leader

TORONTO, ON (October 1, 2026) – Rogers Communications Inc. announced today that it has completed the acquisition of Maple Leaf Sports & Entertainment (MLSE), increasing its ownership of MLSE to 100%. Rogers acquired the remaining 25% ownership stake in MLSE from Kilmer Sports Inc. for C$4.35 billion.

“We’re proud to bring these beloved teams together with the rest of Rogers to deliver more for fans, audiences, and customers,” said Tony Staffieri, President and CEO, Rogers. “We know how much these teams mean to fans and we are fully committed to investing to build championship-calibre teams, to enhancing the fan experience, and to delivering compelling experiences for our customers,” added Staffieri.

MLSE includes the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), Toronto Argonauts (CFL), the development teams affiliated with Toronto’s NHL and NBA franchises, Scotiabank Arena, and its partnership with Live Nation. Rogers current sports and entertainment portfolio includes the Toronto Blue Jays, Rogers Centre, Sportsnet, along with over 30 television networks and over 40 radio stations.

“MLSE has some of the most iconic sports teams, they are part of the fabric of our communities and our country,” said Edward Rogers, Executive Chair, Rogers. “Sports fans invest more than their money into their teams, they invest their time, passion and dreams. Their investment is personal and so is our responsibility.”

Rogers will create a new business unit, Rogers Sports, that brings Rogers sports, media and entertainment businesses together including MLSE and the Toronto Blue Jays. Now that we have completed the acquisition, Rogers will now build the best operating model for Rogers Sports.

During the interim, it remains business as usual. Keith Pelley will remain President and CEO of MLSE and Mark Shapiro will remain President and CEO of the Toronto Blue Jays. Pelley will take on additional accountability for Rogers Media effective immediately.

“Individually, these are extraordinary teams, brands and businesses. With communications, sports and entertainment together, it makes Rogers a truly world-class company that cannot be replicated,” added Staffieri.

About Rogers Communications Inc.

Rogers is Canada’s communications, sports and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or about.rogers.com/investor-relations.

For further information:

Media Relations

media@rci.rogers.com

1-844-226-1338

Investor Relations

investor.relations@rci.rogers.com

1-844-801-4792